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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: April 30, 2012 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 000-14140
CUSIP NUMBER 337341102

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Gleacher & Company, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

1290 Avenue of the Americas
Address of Principal Executive Office (Street and Number)

New York, New York 10104
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We were unable to timely file our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”) due to recent developments concerning our residential mortgage lending subsidiary, ClearPoint Funding, Inc. (“ClearPoint”).  These developments involved defaults by ClearPoint under its short-term, secured mortgage warehouse lines of credit. ClearPoint and we have completed discussions with ClearPoint’s three warehouse line lenders, and on March 15, 2012 ClearPoint obtained waivers covering all such defaults.  This matter is described in more detail below.

In recent months, ClearPoint has experienced liquidity constraints.  These have resulted principally from the rapid expansion of ClearPoint’s business coupled with an unanticipated slow-down in loan purchases by one of ClearPoint’s principal loan purchasers.  ClearPoint currently finances its mortgage origination activity through its warehouse lines of credit.  If ClearPoint does not sell loans it originates from funds advanced under its warehouse lines of credit within certain periods of time, the lenders can incrementally curtail, or reduce, such advances.  Under these circumstances, ClearPoint would be required to repay the curtailed amounts to the lenders prior to receiving any proceeds from the sale of the loans.  ClearPoint’s recent liquidity constraints resulted from curtailment payments it has been required to make.  As described more fully in our Current Report on Form 8-K filed on March 6, 2012, to which readers are referred, in February 2012 we guaranteed certain ClearPoint obligations relating to curtailment payments to certain of ClearPoint’s warehouse line lenders (the “Curtailment Guaranties”).

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

In March 2012, ClearPoint was found to be in default under certain provisions of each of its three warehouse lines of credit concerning covenants relating to liquidity, net profit/loss and certain notices for various periods from October 2011.  These defaults also resulted in cross-defaults by ClearPoint under each warehouse line.  On March 15, 2012, ClearPoint obtained waivers from each of the three lenders covering all defaults and cross-defaults described herein.  In connection with two of the waivers granted to ClearPoint, we agreed to increase our exposure under the Curtailment Guaranties for loans funded on or after February 29, 2012 from a maximum of 5% to a range of between 5% and 100% of the lesser of the market value or the principal amount of loans, depending on the length of time such loans persist on the warehouse line. ClearPoint also entered into an agreement with one of its warehouse line lenders to, among other things, extend by 120 days its credit line with this lender, which would otherwise have expired on March 10, 2012.  With each of its lenders, ClearPoint agreed to more restrictive curtailment provisions.

We would seek to recoup the amount of any required payments under the guaranties described above through the proceeds from the sale of the associated mortgage loans.  Given the highly liquid market for these loans, the particular characteristics of ClearPoint’s mortgage loan inventory and ClearPoint’s recent experience in selling loans at face value, we do not believe that any required payment under the above-described guaranties would have a material adverse effect on us.  However, if payments become due to the lenders at a time when the related loans cannot be sold quickly for an amount approximating their full principal amount, or at all, whether as a result of a dislocation in the financial markets, purchaser delays or otherwise, both we and ClearPoint could face  a liquidity shortfall and may not be able to perform as required under the agreements, and/or incur losses from the sale of the loans at prices below the market value of the loans in order to meet these obligations.  As a result, these obligations, depending upon their magnitude, could have a material adverse effect on our or our subsidiaries’ financial position, results of operations and cash flows.

Working with us, ClearPoint has designed and is implementing a remediation plan to address its issues with aged loans, curtailment payments and related matters.  This plan will be described in our Form 10-K.  This plan has not yet been fully implemented and, in any event, there can be no assurance that it will be effective in preventing future liquidity constraints or covenant breaches.

At the time that our 10-K was required to be filed, we, ClearPoint and the lenders were in the process of finalizing discussions and executing the waivers and guaranties described above and related agreements.  Due to the time and resources directed toward final resolution of these matters, and because resolution of such matters, which was uncertain, affects disclosure in our Form 10-K, we were unable to file the Form 10-K within the prescribed time period without unreasonable effort or expense.  Now that all waivers have been obtained and the additional guaranties have been finalized, we intend to file our Form 10-K no later than the fifteenth calendar day following the prescribed due date, as permitted by Rule 12b-25 of the Securities Exchange Act of 1934, as amended, and to reflect the resolution of these matters therein.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Patricia A. Arciero-Craig	(212)	273-7100
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Gleacher & Company, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2012		GLEACHER & COMPANY, INC.

		By	/s/ John Griff
Name John Griff
Title Chief Operating Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).